Exhibit 99.1

For Immediate Release
July 9, 2004

SAP to Report 15% Growth in Software Revenues for the Second Quarter

     WALLDORF – July 9, 2004 – SAP AG (NYSE: SAP) today announced that after a preliminary review of its 2004 second quarter performance, it expects second quarter software revenues of around €495 million, representing an increase of 15% compared to the second quarter 2003. At constant currencies, second quarter software revenues were up by 17% compared to the second quarter of 2003. Total revenues for the second quarter are expected to be approximately €1.78 billion, representing an increase of 9% compared to the second quarter 2003. On the basis of these figures, SAP expects its operating income for the second quarter to be in the range of €380 — 390 million and its pro forma operating income (excluding stock-based compensation and acquisition-related charges) for the second quarter to be in the range of €420 — 430 million.

     Given the series of preannouncements in the industry during the past week, SAP decided to release this preliminary information.

     SAP will provide further details of its second quarter 2004 preliminary results on July 22.

About SAP
 SAP is the world’s leading provider of business software solutions. SAP® solutions are designed to meet the demands of companies of all sizes-from small and midsize businesses to global enterprises. Powered by the SAP NetWeaver™ open integration and application platform to reduce complexity and total cost of ownership and empower business change and innovation, mySAP™ Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. The unique core processes of various industries, from aerospace to utilities, are supported by SAP’s 27 industry-specific solution portfolios. Today, more than 22,600 customers in over 120 countries run more than 76,100 installations of SAP® software. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2004 SAP AG
SAP, the SAP logo, mySAP.com, mySAP, and all other SAP products and services mentioned herein are trademarks or registered trademarks of SAP AG in Germany and several other countries.
Other product or service names mentioned herein are the trademarks of their respective owners.

For more information, press only:
 Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Markus Berner, +49 (6227) 7-42548, markus.berner@sap.com, CET

For more information, financial community only:
 Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EDT